[MERITAGE CORPORATION LETTERHEAD]

VIA EDGAR

                                  June 13, 2001

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Meritage Corporation Application for Withdrawal of
          Registration Statement on Form S-1 (333-29737)
          (the "Registration Statement")

Ladies and Gentleman:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Meritage Corporation, a Maryland corporation (the "Company"), hereby requests that the Securities Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement, filed with the Commission on June 20, 1997.

     The Company filed the Registration Statement to register 212,398 warrants (the "Warrants") to purchase up to 256,345 shares of its common stock. The Warrants were acquired by William W. Cleverly and Steven J. Hilton in connection with the Company's merger with Homeplex Mortgage Investments Corporation on December 31, 1996.

     The Company now seeks to withdraw the Registration Statement because all of the Warrants have been exercised as of the date hereof. The Board of Directors of the Company believes that it is in the best interest of the Company and consistent with public interest to withdraw the Registration Statement, and respectfully requests that the Commission consent to such withdrawal.

     Please feel free to contact me at (480) 998-8700 or Mike Rafford at Snell & Wilmer L.L.P. (602-382-6375) if you have any questions.


                                        Sincerely,

                                        /s/ Larry W. Seay
                                        ----------------------------------------
                                        Larry W. Seay
                                        Chief Financial Officer